Exhibit 99.1

PRESS RELEASE

PacWest Bancorp	El Dorado Savings Bank
9701 Wilshire Boulevard, Suite 700	4040 El Dorado Road
Beverly Hills, CA 90212	Placerville, CA 95667

Contacts:	Contacts:
Matthew P. Wagner	George Cook, Jr.
President and Chief Executive Officer	Chief Executive Officer
(310) 887-8520	(530) 622-1492, ext. 1256

Don Destino	Thomas Meuser
Executive Vice President,	Chairman
Corporate Development and Investor Relations	(530) 622-1492, ext. 1282
(310) 887-8521

FOR IMMEDIATE RELEASE	September 12, 2018

PACWEST BANCORP AND EL DORADO SAVINGS BANK AGREE TO MERGE

— El Dorado Savings Bank Stockholders Will Receive at Closing 58.2209 Shares of PacWest Common Stock and $427.92 in Cash for Each Share of El Dorado—

— Transaction Valued at Approximately $466.7 Million—

Los Angeles, California . . . PacWest Bancorp (Nasdaq: PACW) (“PacWest”) and El Dorado Savings Bank, F.S.B. (“El Dorado”) today announced the signing of a definitive agreement and plan of merger (the “Agreement”) whereby PacWest will acquire El Dorado in a transaction valued at approximately $466.7 million.

El Dorado, headquartered in Placerville, CA, is a federally chartered savings bank founded in 1958, with approximately $2.2 billion in assets and 35 branches located primarily in eight Northern California counties and two Northern Nevada counties. In connection with the transaction, El Dorado will be merged into Pacific Western Bank, the principal operating subsidiary of PacWest Bancorp.

The transaction, which was approved by the PacWest and El Dorado boards of directors, is expected to close in the first quarter of 2019 and is subject to customary closing conditions, including obtaining approval by El Dorado’s stockholders and bank regulatory authorities.

As of June 30, 2018 on a pro forma consolidated basis, the combined company would have approximately $26.7 billion in assets and 110 branches. No El Dorado branches are expected to be consolidated as a result of the Agreement.

Under terms of the Agreement, El Dorado stockholders will receive 58.2209 shares of PacWest common stock and $427.92 in cash for each share of El Dorado, subject to adjustment in certain circumstances as set forth in the Agreement. Based on PacWest’s September 11, 2018 closing price of $50.04, the total value of the merger consideration is $3,341.29 per El Dorado share. The consideration mix would result in a total of approximately $59.8 million in cash and $406.9 million in PacWest shares. The transaction is intended to qualify as a tax-free reorganization for U.S. federal income tax purposes and El Dorado stockholders are not expected to recognize gain or loss to the extent of the stock consideration received.

Matt Wagner, President and CEO of PacWest Bancorp, commented, “The acquisition of El Dorado Savings Bank opens an entirely new banking market for us with a high quality and prudently managed 60 year old institution.  We are confident the proposed merger will create long-term value for both PacWest and El Dorado stockholders, provide a broader product array for customers and enhance our California community bank franchise.”

Tom Meuser, Chairman of El Dorado, remarked, “We believe a merger with PacWest provides an excellent outcome for our stakeholders, including loyal stockholders who made their original investment decades ago, our dedicated employees and our customers.   PacWest is among the best-performing banks in the country with a stellar merger integration track record.”

PacWest does not expect any El Dorado branches will be closed as a result of the merger, ensuring El Dorado customers will continue to receive the same exceptional service.  In addition, PacWest expects to continue the El Dorado commitment to local communities through financial contribution and employee volunteerism.  John Cook, President of El Dorado, will assume the position of Regional President of the Central Valley-Sierra Region of Pacific Western Bank’s Community Bank Division upon closing of the merger.

In connection with the announcement of this transaction, an investor presentation will be filed with the SEC and is available on PacWest’s website. Keefe, Bruyette & Woods, A Stifel Company, acted as financial advisor and Sullivan & Cromwell LLP served as legal counsel to PacWest.  Sandler O’Neill + Partners, LP acted as financial advisor to El Dorado and delivered a fairness opinion to its Board of Directors. Manatt, Phelps & Philips, LLP served as legal counsel to El Dorado.

ABOUT PACWEST

PacWest Bancorp (“PacWest”) is a bank holding company with over $24 billion in assets with one wholly-owned banking subsidiary, Pacific Western Bank (the “Bank”). The Bank has 74 full-service branches located throughout the state of California and one branch in Durham, North Carolina. Our Community Banking group provides lending and comprehensive deposit and treasury management services to small and medium-sized businesses conducted primarily through our California-based branch offices. We offer additional products and services through our National Lending and Venture Banking groups. National Lending provides asset-based, equipment, real estate and security cash flow loans and treasury management services to established middle market businesses on a national basis. Venture Banking offers a comprehensive suite of financial services focused on entrepreneurial businesses and their venture capital and private equity investors, with offices located in key innovative hubs across the United States. For more information about PacWest Bancorp, visit www.pacwestbancorp.com, or to learn more about Pacific Western Bank, visit www.pacificwesternbank.com.

FORWARD-LOOKING STATEMENTS

This communication contains certain forward-looking information about PacWest, El Dorado, and the combined company after the close of the transaction that is intended to be covered by the safe harbor for “forward-looking statements” provided by the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact are forward-looking statements. Such statements involve inherent risks, uncertainties, and contingencies, many of which are difficult to predict and are generally beyond the control of PacWest, El Dorado and the combined company. We caution readers that a number of important factors could cause actual results to differ materially from those expressed in, or implied or projected by, such forward-looking statements. In addition to factors previously disclosed in reports filed by PacWest with the Securities and Exchange Commission (“SEC”), risks and uncertainties for each institution and the combined institution include, but are not limited to: lower than expected revenues; credit quality deterioration or a reduction in real estate values could cause an increase in the provision for credit losses and allowance for credit losses and a reduction in net earnings; increased competitive pressure among depository institutions; the ability to complete the proposed transaction, including obtaining required regulatory approvals and approval by the stockholders of El Dorado, or any future transaction, successfully integrate such acquired entities, or achieve expected beneficial synergies and/or operating efficiencies, in each case within expected time-frames or at all; regulatory approvals may not be received on expected timeframes or at all; the possibility that personnel changes/retention will not proceed as planned; the possibility that a change in the interest rate environment may increase funding costs and reduce net interest margins; higher than anticipated operating expenses; the effectiveness of our risk management framework; asset/liability re-pricing risks and liquidity risks; the costs and effects of legal, compliance, and regulatory actions, changes and developments, including the impact of adverse judgments or settlements in litigation, the initiation and resolution of regulatory or other governmental inquiries or investigations, and/or the results of regulatory examinations or reviews; general economic conditions, either nationally or in the market areas in which the entities operate or anticipate doing business, are less favorable than expected; and other risk factors described in documents filed by PacWest with the SEC.

All forward-looking statements included in this communication are based on information available at the time of the communication. Pro forma, projected and estimated numbers are used for illustrative purposes only and are not forecasts, and actual results may differ materially.

We are under no obligation to (and expressly disclaim any such obligation to) update or alter our forward-looking statements, whether as a result of new information, future events or otherwise except as required by law.

ADDITIONAL INFORMATION ABOUT THE PROPOSED TRANSACTION AND WHERE TO FIND IT

Stockholders of El Dorado are urged to carefully review and consider each of PacWest’s public filings with the SEC, including but not limited to its Annual Reports on Form 10-K, its proxy statements, its Current Reports on Form 8-K and its Quarterly Reports on Form 10-Q. The documents filed by PacWest with the SEC may be obtained free of charge at PacWest’s website at www.pacwestbancorp.com or at the SEC’s website at www.sec.gov. These documents may also be obtained free of charge from PacWest by requesting them in writing to PacWest Bancorp, 9701 Wilshire Boulevard, Suite 700, Beverly Hills, CA 90212; Attention: Investor Relations, by submitting an email request to investor-relations@pacwestbancorp.com or by telephone at (310) 887-8521.

PacWest intends to file a registration statement with the SEC which will include a proxy statement of El Dorado and a prospectus of PacWest, and will file other documents regarding the proposed transaction with the SEC. Before making any voting or investment decision, stockholders of El Dorado are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. A definitive proxy statement/prospectus will be sent to the stockholders of El Dorado seeking any required stockholder approvals. Stockholders of El Dorado will be able to obtain the registration statement and the proxy statement/prospectus free of charge from the SEC’s website or from PacWest by writing to the address provided in the paragraph above.